FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2004 & 2003

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2004 & 2003

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	253,308,405	100	195,403,039	100

2	CURRENT ASSETS	60,411,770	24	41,681,511	21
3	CASH AND SHORT-TERM INVESTMENTS	20,499,003	8	10,717,647	5
4	ACCOUNTS RECEIVABLE, NET	24,530,998	10	17,677,290	9
5	OTHER ACCOUNTS RECEIVABLE, NET	5,887,859	2	2,781,623	1
6	INVENTORIES	1,355,505	1	945,367	0
7	OTHER CURRENT ASSETS	8,138,405	3	9,559,584	5
8	LONG - TERM	793,599	0	876,634	0
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	732,663	0	726,718	0
11	OTHER INVESTMENTS	60,936	0	149,916	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	151,988,780	60	127,344,984	65
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	412,351,970	163	315,612,653	162
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	264,166,228	104	189,156,079	97
17	CONSTRUCTIONS IN PROGRESS	3,803,038	2	888,410	0
18	DEFERRED ASSETS, NET	12,305,635	5	703,477	0
19	OTHER ASSETS	27,808,621	11	24,796,433	13

20	TOTAL LIABILITIES	145,480,706	100	111,619,833	100

21	CURRENT LIABILITIES	48,807,786	34	39,175,104	35
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	12,344,448	8	11,753,963	11
24	STOCK MARKET LOANS	850,000	1	9,559,635	9
25	TAXES PAYABLE	7,264,015	5	1,325,322	1
26	OTHER CURRENT LIABILITIES	28,349,323	19	16,536,184	15
27	LONG - TERM LIABILITIES	76,846,696	53	50,928,961	46
28	BANK LOANS	42,084,696	29	13,544,435	12
29	STOCK MARKET LOANS	34,762,000	24	37,384,526	33
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	18,101,652	12	21,515,768	19
32	OTHER LIABILITIES	1,724,572	1	0	0

33	CONSOLIDATED STOCKHOLDERS' EQUITY	107,827,699	100	83,783,206	100

34	MINORITY INTEREST	13,957,810	13	0	0
35	MAJORITY INTEREST	93,869,889	87	83,783,206	100
36	CONTRIBUTED CAPITAL	46,753,772	43	41,131,532	49
37	CAPITAL STOCK (NOMINAL)	295,811	0	302,730	0
38	RESTATEMENT OF CAPITAL STOCK	27,706,007	26	28,825,270	34
39	PREMIUM ON SALES OF SHARES	18,751,954	17	12,003,532	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	47,116,117	44	42,651,674	51
42	RETAINED EARNINGS AND CAPITAL RESERVE	85,840,002	80	83,132,693	99
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(66,220,486)	(61)	(64,095,925)	(77)
45	NET INCOME	27,496,601	26	23,614,906	28

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	20,499,003	100	10,717,647	100
46	CASH	1,093,127	5	1,144,609	11
47	SHORT-TERM INVESTMENTS	19,405,876	95	9,573,038	89

18	DEFERRED ASSETS, NET	12,305,635	100	703,477	100
48	AMORTIZED OR REDEEMED EXPENSES	3,193,161	26	617,395	88
49	GOODWILL	3,782,899	31	86,082	12
50	DEFERRED TAXES	5,329,575	43	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	48,807,786	100	39,175,104	100
52	FOREIGN CURRENCY LIABILITIES	11,544,448	24	19,945,518	51
53	MEXICAN PESOS LIABILITIES	37,263,338	76	19,229,586	49

24	STOCK MARKET SHORT-TERM SECURITIES	850,000	100	9,559,635	100
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	850,000	100	9,559,635	100

26	OTHER CURRENT LIABILITIES	28,349,323	100	16,536,184	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	28,349,323	100	16,536,184	100

27	LONG - TERM LIABILITIES	76,846,696	100	50,928,961	100
59	FOREIGN CURRENCY LIABILITIES	69,746,696	91	43,092,306	85
60	MEXICAN PESOS LIABILITIES	7,100,000	9	7,836,655	15

29	STOCK MARKET LONG-TERM SECURITIES	34,762,000	100	37,384,526	100
61	BONDS	34,762,000	100	37,384,526	100
62	MEDIUM-TERM NOTES	0	0	0	0

	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	18,101,652	100	21,515,768	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	18,101,652	100	21,515,768	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	1,724,572	100	0	100
68	RESERVES	1,724,572	100	0	0
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(66,220,486)	100	(64,095,925)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,591,711)	(21)	(13,591,711)	(21)
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(52,628,775)	(79)	(50,504,214)	(79)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	11,603,984	2,506,407
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,724,572	0
74	EXECUTIVES (*)	121	133
75	EMPLOYEES (*)	24,620	11,337
76	WORKERS (*)	51,942	50,633
77	OUTSTANDING SHARES (*)	11,832,452,155	12,109,205,252
78	REPURCHASE OF OWN SHARES (*)	709,542,600	672,214,910

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	138,801,957	100	122,912,368	100
2	COST OF SALES AND SERVICES	73,027,440	53	62,989,632	51
3	GROSS INCOME	65,774,517	47	59,922,736	49
4	OPERATING COSTS	22,118,624	16	18,141,084	15
5	OPERATING INCOME	43,655,893	31	41,781,652	34
6	COMPREHENSIVE FINANCING COST	521,493	0	4,472,314	4
7	INCOME AFTER COMPREHENSIVE FINANCING COST	43,134,400	31	37,309,338	30
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	43,134,400	31	37,309,338	30
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	15,184,218	11	13,506,467	11
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	27,950,182	20	23,802,871	19
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(114,856)	0	(187,965)	0
13	INCOME FROM CONTINUOUS OPERATIONS	27,835,326	20	23,614,906	19
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	27,835,326	20	23,614,906	19
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	27,835,326	20	23,614,906	19
19	MINORITY INTEREST	338,725	0	0	0
20	MAJORITY INTEREST	27,496,601	20	23,614,906	19

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	138,801,957	100	122,912,368	100
21	DOMESTIC	120,513,660	87	120,467,161	98
22	FOREIGN	18,288,297	13	2,445,207	2
23	TRANSLATION INTO DOLLARS (***)	1,623,491	1	210,632	0

6	COMPREHENSIVE FINANCING COST	521,493	100	4,472,314	100
24	INTEREST EXPENSE	6,378,483	1,223	6,059,381	135
25	EXCHANGE LOSS	0	0	3,295,569	74
26	INTEREST INCOME	2,981,301	572	3,144,931	70
27	EXCHANGE GAIN	26,119	5	0	0
28	INCOME DUE TO MONETARY POSITION	(2,849,570)	(546)	(1,737,705)	(39)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	15,184,218	100	13,506,467	100
32	INCOME TAX	15,076,089	99	10,143,850	75
33	DEFERRED INCOME TAX	(2,714,066)	(18)	643,248	5
34	EMPLOYEE PROFIT SHARING	2,822,195	19	2,719,369	20
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	138,801,956	122,912,367
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	138,801,957	122,912,368
39	OPERATING INCOME (**)	43,655,893	41,781,652
40	NET INCOME OF MAJORITY INTEREST (**)	27,496,601	23,614,906
41	NET INCOME (**)	27,835,326	23,614,906

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003 -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	40,800,609	100	31,745,172	100
2	COST OF SALES AND SERVICES	21,817,439	53	16,135,894	51
3	GROSS INCOME	18,983,170	47	15,609,278	49
4	OPERATING COST	6,630,549	16	4,452,582	14
5	OPERATING INCOME	12,352,621	30	11,156,696	35
6	COMPREHENSIVE FINANCING COST	(1,185,221)	(3)	1,378,208	4
7	INCOME AFTER COMPREHENSIVE FINANCING COST	13,537,842	33	9,778,488	31
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	13,537,842	33	9,778,488	31
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,757,548	7	3,863,894	12
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	10,780,294	26	5,914,594	19
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(38,541)	0	(40,917)	0
13	INCOME FROM CONTINUOUS OPERATIONS	10,741,753	26	5,873,677	19
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	10,741,753	26	5,873,677	19
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	10,741,753	26	5,873,677	19
19	MINORITY INTEREST	315,031	1	0	0
20	MAJORITY INTEREST	10,426,722	26	5,873,677	19

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	40,800,609	100	31,745,172	100
21	DOMESTIC	30,614,441	75	30,747,476	97
22	FOREIGN	10,186,168	25	997,696	3
23	TRANSLATION INTO DOLLARS (***)	925,856	2	83,230	0

6	COMPREHENSIVE FINANCING COST	(1,185,221)	100	1,378,208	100
24	INTEREST EXPENSE	1,863,758	157	1,348,954	98
25	EXCHANGE LOSS	0	0	1,020,568	74
26	INTEREST INCOME	1,239,704	105	388,727	28
27	EXCHANGE GAIN	462,541	39	0	0
28	INCOME DUE TO MONETARY POSITION	(1,346,734)	(114)	(602,587)	(44)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,757,548	100	3,863,894	100
32	INCOME TAX	4,179,422	152	2,031,063	53
33	DEFERRED INCOME TAX	(2,224,436)	(81)	1,011,111	26
34	EMPLOYEE PROFIT SHARING	802,562	29	821,720	21
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	27,835,326	23,614,906
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	20,348,237	22,598,642
3	CASH FLOW FROM NET INCOME FOR THE YEAR	48,183,563	46,213,548
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	12,325,899	(12,580,272)
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	60,509,462	33,633,276
6	CASH FLOW FROM OUTSIDE FINANCING	1,386,717	(92,163)
7	CASH FLOW FROM OWN FINANCING	(14,723,225)	(20,044,823)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(13,336,508)	(20,136,986)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(37,487,127)	(16,731,942)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	9,685,827	(3,235,652)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,813,176	13,953,299
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	20,499,003	10,717,647

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	20,348,237	22,598,642
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	22,947,443	21,767,427
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(2,599,206)	831,215

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	12,325,899	(12,580,272)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(775,232)	1,163,833
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(332,569)	284,775
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	4,380,620	(8,016,986)
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	9,053,080	(6,011,894)

6	CASH FLOW FROM OUTSIDE FINANCING	1,386,717	(92,163)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	47,520,761	37,301,415
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	377,782	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	1,958,878
27	(-) BANK FINANCING AMORTIZATION	(36,197,499)	(38,281,909)
28	(-) DEBT SECURITIES AMORTIZATION	(5,662,050)	(1,070,547)
29	(-) OTHER FINANCING AMORTIZATION	(4,652,277)	0

7	CASH FLOW FROM OWN FINANCING	(14,723,225)	(20,044,823)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,126,184)	(1,157,984)
31	(-) DIVIDENS PAID	(8,144,246)	(8,018,201)
32	+ PREMIUM ON SALE OF SHARES	6,748,413	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(12,201,208)	(10,868,638)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(37,487,127)	(16,731,942)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(11,988,585)	(39,701)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(18,885,802)	(11,653,246)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(6,612,740)	(5,038,995)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	20.05%		19.21%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	29.29%		28.19%
3	NET INCOME TO TOTAL ASSETS ( **)	10.99%		12.09%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	34.49%		37.46%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.24%		7.36%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.55	times	0.63	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	0.91	times	0.97	times
8	INVENTORIES ROTATION (**)	53.87	times	66.63	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	55	days	45	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.08%		8.39%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.43%		57.12%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.35	times	1.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.88%		56.48%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	50.56%		39.99%
15	OPERATING INCOME TO INTEREST EXPENSE	6.84	times	6.90	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.95	times	1.10	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	1.06	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.21	times	1.04	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.42	times	0.37	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	42.00%		27.36%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	34.71%		37.60%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	8.88%		(10.24)%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	9.49	times	5.55	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	(10.40)%		0.46%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	110.40%		99.54%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	50.38%		69.65%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	2.33		$1.95	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	2.33		$1.95	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	7.93		$6.92	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.69		$0.66	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.49	times	2.71	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	8.48	times	9.61	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Fourth Quarter 2004

Mexico City, February 3, 2005.

Consolidated Financial Results (in 2004, the results of the subsidiaries in Latin America are consolidated)

  In the fourth quarter, revenues increased 28.5% and 12.9% for the full year
  EBITDA increased 8.7% in the quarter and 4.8% for the twelve months
  Operating income increased 10.7% compared with the fourth quarter of 2003 and 4.5% for the full year
  Earnings per share in the fourth quarter were $0.88 pesos and $1.56 dollars per ADR

Revenues: At December 31, revenues for Telefonos de Mexico and its subsidiaries in Mexico and Latin America rose to 40,801 million pesos, an increase of 28.5% compared with the same period of 2003. For the twelve months, revenues increased 12.9%, totaling 138,802 million pesos.

Costs and Expenses: Operating costs and expenses totaled 28,448 million pesos, 38.2% higher than the fourth quarter of the previous year. For the twelve months, operating costs and expenses increased 17.3%, totaling 95,146 million pesos.

EBITDA and Operating Income: EBITDA rose to 18,384 million pesos in the fourth quarter, 8.7% higher than the same period of 2003 and the EBITDA margin was 45.1%. Operating income totaled 12,353 million pesos, an increase of 10.7%, and the margin was 30.3% in the quarter. For the twelve months, EBITDA and operating income totaled 66,603 million pesos and 43,656 million pesos, reflecting increases of 4.8% and 4.5%, respectively. The EBITDA margin was 48.0% and the operating margin was 31.5%.

Comprehensive Financing Cost (Product): Comprehensive financing cost was positive by 1,186 million pesos in the quarter. This result was due to a net interest charge of 624 million pesos, partially offset by an exchange gain of 463 million pesos resulting from the 1.3% appreciation of the peso to the US dollar (11.2648 pesos per dollar in 4Q04 vs. 11.4106 pesos per dollar in 3Q04) and the 7.1% appreciation of the Brazilian real to the US dollar (2.6544 reais per dollar in 4Q04 vs. 2.8586 reais per dollar in 3Q04), as well as for a monetary gain of 1,347 million pesos. At December 31, comprehensive financing cost was 521 million pesos, 88.3% lower than the same period of 2003.

In the fourth quarter, a credit of deferred taxes of 2,485 million pesos was charged due to the recognition of the annual gradual reduction of the income tax rate since January 2005.

Net Income: Net income rose to 10,427 million pesos in the fourth quarter, 77.5% higher than the same period of the previous year that was mainly due to the effect of the credit of 2,485 million pesos related to deferred taxes as well as for the variation of the comprehensive financing cost of 2,564 million pesos. For the twelve months, net income totaled 27,497 million pesos, 16.4% higher than the same period of 2003. The minority interest, primarily reflecting the 66.4% minority ownership in Embratel, was 315 million pesos. Earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.88 pesos, and earnings per ADR were 1.56 dollars.

Debt: Debt rose 30.8% to 7.993 billion dollars compared with 6.112 billion dollars at December 31, 2003 due to the consolidation of Embratel's debt of 1.219 billion dollars, to the syndicated bank loan that TELMEX obtained in July 2004 and the amortization of liabilities. Of total debt, 14.7% is short-term, 85.1% is in foreign currency (40.9% considering hedges), and 39.7% carries a fixed rate (53.4% considering interest rate swaps). At December 31, 2004, TELMEX carried out interest rate swaps for 12,390 million pesos, producing a new fixed rate of 9.2%, and currency hedges for 3.536 billion dollars, of which 91.1% is related to hedges of pesos to dollars and 8.9% to hedges of reais to dollars.

Of debt especially related to TELMEX Mexico, 6.2% is short-term, 88.5% is foreign denominated (40.7% considering hedges), and 39.8% carries a fixed rate (56.1% considering interest rate swaps). In the case of Embratel, 61.0% of its debt is short-term, 68.4% is foreign denominated (42.4% considering hedges) and 37.6% of the total has fixed rates.

Total Investment: At December 31, total investment was 1.635 billion dollars, of which 136 million dollars were used for the operations in Latin America.

Dividends: In December 2004, the quarterly dividend payment of 17 Mexican cents was made. The amount paid was 2,013 million pesos.

Repurchase of Shares

From October 1st to December 31st , 2004 the company repurchased 140.4 million of its own shares outstanding, representing 1.2% of outstanding shares at the beginning of the fourth quarter. From January to December, 709.5 million shares were repurchased.

Net liabilities

In 2004, the company's consolidated net liabilities increased by 1.591 billion dollars. This amount includes 902 million dollars from indebtedness of the Latin American companies

The analysis of net debt in 2004 should consider the capitalization of the convertible bond for 570 million dollars, the acquisition of companies for 1.166 billion dollars, investments in the telecommunications plant for 1.499 billion dollars in Mexico and 136 million dollars in Latin America, as well as the repurchase of the company's own shares for 1.150 billion dollars and dividend payments for the equivalent of 721 million dollars.

On January 27, 2005 the company sold two series of senior notes in aggregate amount of 1.3 billion dollars in two tranches of 650 million dollars each. One series maturing in 2010 and bearing interest of 4.75% and the other series maturing in 2015 and bearing interest at 5.50%.

Lines in service

Net line gain for the quarter was 355,798 as a result of 590,389 connections and 234,591 disconnections. At December 31st, there were 17,172,278 lines in service, an annual increase of 9.5%. Of the additions during the quarter, the prepaid system generated 48.4%, bringing the total of Multifon Hogar lines to 1,187,593, 85.8% more than the previous year and representing 6.9% of lines in service.

In the fourth quarter, digital services attained market penetration of 38.2% of lines in service, 3.2 percentage points higher than the same period of the previous year. At December 31, there were 7,252,166 free voice mails (Buzon TELMEX) in operation, an increase of 35.4% compared with the previous year and representing penetration of 42.2% of lines in service.

Local

During the quarter, 6,583 million local calls were made, an annual decrease of 1.7%. For the full year, total local traffic was 26,782 million calls, 0.6% higher than the same period of 2003.

Interconnection traffic totaled 8,089 million minutes during the quarter, 23.1% more than in the same period of the previous year. For the twelve months, interconnection traffic increased 17.4% compared with the same period of last year, totaling 30,271 million minutes.

Long Distance

In the fourth quarter, DLD traffic totaled 4,190 million minutes, 11.3% higher than the same period of 2003. For the twelve months, DLD traffic totaled 16,700 million minutes, an increase of 8.6% compared with the same period of the previous year.

ILD outgoing minutes increased 6.7%, totaling 413 million minutes. Incoming ILD minutes totaled 1,261 million minutes, 23.8% higher than the same period of 2003. The incoming-outgoing ratio was 3.1 compared with 2.6 last year. For the full year, ILD outgoing minutes totaled 1,676 million and incoming 4,580 million, providing increases of 7.9% and 54.8%, respectively, compared with the same period of 2003.

Corporate Networks

In the corporate data transmission market, 340,453 line equivalents were added during the fourth quarter, an annual increase of 45.2%, bringing the total to 3,327,293 line equivalents for data transmission at the end of December.

Internet

At December 31, Internet access accounts - both dial-up and broadband - rose to 1,741,296, an increase of 19.9% compared with the same period of the previous year. From October to December, 104,281 ADSL customers were added to the Prodigy Infinitum service. For the full year, there were 560,293 Prodigy Infinitum accounts in operation, 212.5% more than the same period of 2003.

Internet dial-up customers totaled 1,167,278 at year-end. Prodigy Hogar customers (paying for the service on a per minute basis), had 59,737 accounts.

Revenues: In the fourth quarter of 2004, total revenues from operations in Mexico totaled 31,560 million pesos, 0.6% lower than the same period of the previous year. For the twelve months, revenues for Mexico totaled 123,076 million pesos, an annual increase of 0.1%.

  Local: Revenues decreased 3.1%. Line increases were offset by the lack of growth in local traffic, producing a reduction in real terms in revenue per line. For the twelve months, these revenues decreased 1.1% compared with the same period of the previous year.

  DLD: Revenues decreased 6.1% in the fourth quarter due to the reduction of the rate per minute in real terms, which was not offset by higher traffic volume. For the twelve months, the decrease was 8.5%.

  ILD: Revenues increased 0.6% compared with the fourth quarter of 2003 due to the reduction of the rate per minute in real terms, partially offset by growth of international settlement due to more incoming traffic. For the twelve months, these revenues decreased 0.4%.

  Interconnection: Revenues increased 1.5% in the quarter as a result of higher traffic originated by long distance and cellular operators. For the twelve months, interconnection revenues increased 1.4% compared with the same period of 2003.

  Data transmission: Revenues related to data transmission services increased 13.6% in the fourth quarter due to the increase in the number of broadband users (Infinitum). For the twelve months, these revenues increased 13.9%.

  Other: Other revenues decreased 3.8% in the fourth quarter due to lower revenues from advertising in yellow pages. For the twelve months, these revenues increased 3.3%.

Costs and expenses: Costs and expenses totaled 19,670 million pesos in the fourth quarter, a decrease of 4.5% compared with the same period of 2003. For the twelve months, operating costs and expenses in Mexico totaled 79,761 million pesos, a decrease of 1.7% compared with the previous year.

  Cost of sales and services: The cost of sales and services increased 6.8% due to higher expenses originated by the expansion of the telephone plant and expenses related to maintenance of the data network. For the twelve months, these costs increased 1.1%.

  Commercial, administrative and general expenses: Commercial, administrative and general expenses decreased 2.7% in the quarter due to lower advertising expenses, commission payments and insurance savings. For the twelve months, these expenses decreased 0.7% compared with the previous year.

  Transport and interconnection: Transport and interconnection costs decreased 1.7% compared with the fourth quarter of the previous year, due to the decrease of termination traffic in the cellular network from Calling Party Pays that is the main component of this item. For the twelve months, these expenses increased 0.3%.

  Depreciation and Amortization: Depreciation and amortization decreased 21.3% due to the appreciation of the peso to the US dollar compared with the third quarter of 2004 and inflation increased 5.2% for the full year. The company's depreciation policy is based on the guidelines established in the fifth document as amended of Bulletin B-10 of the Mexican Institute of Public Accountants.

EBITDA and Operating Income: EBITDA and operating income totaled 16,423 million pesos and 11,890 million pesos, respectively, reflecting a decrease of 2.9% in EBITDA and an increase of 6.6% in operating income compared with 2003. In the quarter, the EBITDA margin decreased 1.3 percentage points and the operating margin increased 2.6 percentage points, reaching 52.0% and 37.7%, respectively.

For the full year, the EBITDA margin was 51.6%, similar to the previous year and totaled 63,502 million pesos, 0.1% lower than in 2003. The operating margin increased 1.2 percentage points to 35.2%, reflecting operating income of 43,315 million pesos, 3.7% higher than in 2003.

International Operations

Results based on Continuing Operations

The financial information presented here is calculated in the currency of each country, according to generally accepted accounting principles of the country where each subsidiary in Latin America operates and are based on continuing operations

The figures of the results include the adjustments by registered valuation since the acquisition date, that are considered in goodwill in TELMEX's Consolidated Financial Statements.

Brazil

Revenues from the operations in Brazil during the fourth quarter totaled 1,895.4 million reais, 1.0 lower than in 2003, of which 64% was related to long distance, mainly from Embratel, that decreased 7.8% in the quarter and 24% to data transmission services that increased 2.1%. Revenues from local services increased 82.7% compared with the fourth quarter of 2003 due to the incorporation of Vesper. Costs and expenses were 1,832.7 million reais in the fourth quarter, 6.2% higher than in 2003. Transport and termination of traffic represented 47% of total costs and expenses that decreased 2.6% in the quarter. In Embratel contingencies for 214 million reais were recognized related to labor, civil and fiscal contingencies. Additionally, At year-end, the probable contingencies balance was 477 million reais compared with a balance of 74 million reais last year. Also, income before income tax decreased 65 million reais due to other charges and credits related to the agreements with telecommunications operators, Brasil Telecom and Telemar, the impairment of Vesper's telephone plant and an adjustment in the pension fund of the company. Specifically, depreciation of TELMEX Brasil was due to an impairment of the value of the telephone plant of 200.7 million reais. This charge was reflected in the income statement below the operating profit line. Operating income in the quarter was 62.6 million reais producing an operating margin of 3.3%. EBITDA for the quarter was 346.4 million reais, 29.2% lower than the same period of 2003, representing a margin of 18.3%.

Argentina

Revenues from the operations in Argentina during the fourth quarter totaled 70.0 million Argentinean pesos, 26.8% higher than in 2003. Specifically, the data business increased 23.0%; the voice business increased 12.1%. Operating costs and expenses increased 3.0% and totaled 71.0 million Argentinean pesos in the quarter. In particular, depreciation in the quarter decreased 44.5% due to an impairment of the value of the telephone plant of 289.4 million Argentinean pesos. This charge was reflected in the income statement below the operating profit line. In the quarter, there was an operating loss of 1.0 million Argentinean pesos. EBITDA for the quarter was 9.3 million Argentinean pesos, 92.9% higher than the same period of 2003 producing a margin of 13.2%.

Chile

Revenues from the operations in Chile during the fourth quarter totaled 14,730.6 million Chilean pesos, 0.4% higher than the previous year. The data business increased 18.0%, that partially offset the decrease of 1.2% of local revenues. Costs and expenses were 16,020.5 million Chilean pesos in the quarter, 16.6% lower than in 2003 of which transport and interconnection increased 10.0%, partially offset by a valuation of 43.0% in depreciation in the quarter and affected the value of the telephone plant which decreased 39,090.4 million Chilean pesos. This valuation was registered in TELMEX Chile Holdings, S.A. balance sheet that is a TELMEX subsidiary. The loss in operating income was 1,289.9 million Chilean pesos in the fourth quarter that compares with an operating loss of 4,536.1 million Chilean pesos last year. EBITDA totaled 1,169.3 million Chilean pesos with a margin of 7.9% in the quarter.

Colombia

Revenues from these operations during the fourth quarter totaled 22,159.0 million Colombian pesos, 12.8% higher than in 2003. Costs and expenses were 20,014.2 million Colombian pesos, 10.7% lower than in 2003, of which 27% was related to transport and interconnection that increased 1.9%. Depreciation in the quarter decreased 27.6% as a result of a lower valuation in the value of the telephone plant, which decreased 20,153.6 million Colombian pesos. Colombian Accounting Principles indicate that this reduction must be faced, in the case that it exists, against the surplus in the valuation of the asset. In the case of TELMEX Colombia, this criteria was observed. Commercial, administrative and general expenses decreased 16.0% compared with the fourth quarter of the previous year. Operating income for the quarter totaled 2,144.8 million Colombian pesos compared with an operating loss of 2,768.8 million Colombian pesos in the same period of last year. The operating margin was 9.7%. EBITDA totaled 7,895.8 million Colombian pesos in the quarter, 52.7% more than the same period of last year producing a margin of 35.6%.

Peru

Revenues from operations in Peru during the fourth quarter totaled 38.3 million new soles, 3.2% higher than the previous year. The voice business increased 8.8%. Costs and expenses in the quarter increased 38.8% due to the increase of 35.7% in transport and interconnection costs, as well as for higher depreciation charges. The telephone plant was reduced in 21.8 million new soles due to the valuation of depreciation. According to Peruvian Accounting Principles, the effect of this valuation had a non-recurring impact in depreciation of the period that increased 118.1% in the quarter. The operating loss was 20.8 million new soles. If the extraordinary charge was eliminated, operating income would have been 1 million new soles. EBITDA totaled 9.0 million new soles producing a margin of 23.6%.

Annex 1

Based on Condition 7-5 of the Amendments of the Concession Title, the commitment to present the accounting separation of the local and long distance services is presented below for 2003 and 2004.

Local Service Business Mexico
Income Statements (Millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% yoy	12 months 2004	12 months 2003	% yoy
Revenues
Access, rent and measured service	13,525	13,984	(3.3)	55,825	56,510	(1.2)
Recovery of LADA special projects	69	532	(87.0)	1,786	2,026	(11.8)
LADA interconnection	1,069	1,007	6.2	4,318	3,834	12.6
Interconnection with operators	352	328	7.3	1,437	1,119	28.4
Interconnection with cellular	4,312	4,271	1.0	17,283	17,357	(0.4)
Other	2,228	2,414	(7.7)	8,899	9,094	(2.1)
Total	21,555	22,536	(4.4)	89,548	89,940	(0.4)

Costs and expenses
Cost of sales and services	5,671	5,086	11.5	21,057	19,709	6.8
Commercial, administrative and general	3,315	3,478	(4.7)	14,821	14,993	(1.1)
Interconnection	3,163	3,198	(1.1)	12,936	12,910	0.2
Depreciation and amortization	3,043	4,003	(24.0)	13,523	14,797	(8.6)
Total	15,192	15,765	(3.6)	62,337	62,409	(0.1)

Operating income	6,363	6,771	(6.0)	27,211	27,531	(1.2)

EBITDA	9,406	10,774	(12.7)	40,734	42,328	(3.8)
EBITDA Margin (%)	43.6	47.8	(4.2)	45.5	47.1	(1.6)
Operating Margin (%)	29.5	30.0	(0.5)	30.4	30.6	(0.2)

Long Distance Business Mexico
Income Statements (Millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	% Inc.
Revenues
Domestic long distance	4,068	4,312	(5.7)	16,396	18,013	(9.0)
International long distance	2,244	2,109	6.4	7,930	7,772	2.0
Total	6,312	6,421	(1.7)	24,326	25,785	(5.7)

Costs and expenses
Cost of sales and services	1,112	1,046	6.3	4,593	4,756	(3.4)
Commercial, administrative and general	1,399	1,464	(4.4)	4,933	5,288	(6.7)
Interconnection to the local network	939	942	(0.3)	3,871	3,654	5.9
Cost of LADA special projects	54	494	(89.1)	1,588	1,916	(17.1)
Depreciation and amortization	596	661	(9.8)	2,776	2,931	(5.3)
Total	4,100	4,607	(11.0)	17,761	18,545	(4.2)

Operating income	2,212	1,814	21.9	6,565	7,240	(9.3)

EBITDA	2,808	2,475	13.5	9,341	10,171	(8.2)
EBITDA Margin (%)	44.5	38.5	6.0	38.4	39.4	(1.0)
Operating Margin (%)	35.0	28.3	6.7	27.0	28.1	(1.1)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Consolidated

Final printing

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S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the fourth quarter of 2004 by the specific index method and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 412,351,970	Ps. 455,099,964
Depreciation	(264,166,228)	(301,335,591)
Construction in progress	3,803,038	3,799,602

Total	151,988,780	157,563,975

Results	22,602,381	25,439,861

S 18 DEFERRED ASSETS

At December 31, 2004, deferred assets rose to Ps. 12,305,635 that is comprised mainly by Ps. 574,288, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services in Mexico, that will be amortized in 20 years; Ps. 2,489,731 for deferred assets of Latin America; Ps. 3,782,899 that corresponds to goodwill that is caused by the share acquisitions of the foreign companies Latam, Embratel, Techtel and Chilesat, and Ps. 5,329,575 for receivable deferred income tax D-4 of Embratel.

S 19 OTHER ASSETS

This item rose to $ 27,808,621 and $ 24,796,433 at December 31, 2004 and 2003, respectively, and is comprised by the following concepts:

	2004	2003
Inventories	Ps. 2,186,020	Ps. 1,301,155
Intangible assets D-3	0	0
Projected net Asset D-3	25,622,601	23,495,278

INVENTORIES: are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

PROJECTED NET ASSET (D-3):

At December 31, 2004 and 2003, the market value of the established pensions and seniority premium fund was greater than the Accumulated Benefit Obligation (ABO), accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligations on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset of Ps. $25,622,601 in 2004 and Ps. $23,495,279 in 2003.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to suplier's does not exist.

On July 15, 2004 Telmex entered-into a Syndicated Loan Agreement for the aggregate amount of US$ 2,425 million, which was divided in two tranches, the first one for the amount of US$ 1,525 million, with maturity in three years at an interest rate of Libor plus 0.45% and the second tranche for the amount of US$ 900 million, with maturity in five years at an interest rate of Libor plus 0.525%. From the total amount of the Syndicated Bank Loan, US$ 1,900 million was disbursed on July 15, 2004 and the remaining portion of US$ 525 million was used on October 13, 2004.

S 24 AND S 29 STOCK MARKET LOANS

The "4.25% Convertible Senior Debentures Due 2004" matured on June 15, 2004.

During 2003 and 2004, Telmex made several purchases of the convertible debentures in the market for the amount of US$ 424.7 million and some holders elected to convert their convertible debentures into ADR's in the amount of

US$5 million. On the maturity date, the remaining balance was US$570.3 million that was completely amortized in the following manner: US$569.8 million exercised their right of conversion for 385,285,200 (three hundred and eighty five million two hundred and eighty five thousand two hundred) shares at a conversion rate of 33.8110 ADRs (each ADR is equivalent to 20 series "L" shares) per US$1,000 principal amount of debentures, and US$0.5 million were amortized in cash.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semi-annually. Additionally, on May 8, 2001 TELMEX issued additional senior notes for U.S.$500 million with the same characteristics.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursatiles") for a total of Ps. 3,200 million, face value (Ps. 4,250 million in 2001, face value) under a program authorized by the National Banking and Securities Commission of $10,000 million. This program matured on April 10, 2004.

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

On January 27, 2005 TELMEX placed senior notes in aggregate principal amount of US$1.3 billion in two issuances of US$650 million each, the first one maturing in 2010 and bearing interest at 4.75% and the second one maturing in 2015 and bearing interest at 5.50%. Interest will be paid every six months.

S 26 OTHER CURRENT LIABILITIES

At December 31, 2004 and 2003, this item rose to Ps. 28,349,323 and Ps. 16,536,184 respectively and is comprised by the following concepts:

	2004	2003
Accounts payable	Ps. 17,994,717	Ps 9,909,849
Accrued liabilities	8,287,541	5,288,906
Deferred credits	2,067,065	1,337,429

Short-Term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

This item rose to $ 34,762,000 and $ 37,384,526 at December 31, 2004 and 2003, respectively and is comprised by the following:

	2004	2003
Domestic Senior Notes	Ps 6,600,000	Ps. 7,836,655
Bonds	28,162,000	29,547,871

S 31 DEFERRED CREDITS

At December 31, 2004 and 2003, this item rose to Ps. 18,101,652 and Ps. 21,515,768, respectively and corresponds to deferred taxes based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At December 31, 2004 this item rose to Ps. 1,724,572 (that corresponds to Embratel), and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 37 CAPITAL STOCK AND S 39 PREMIUM ON SALE OF SHARES

With regard to the "4.25% Convertible Senior Debentures Due 2004" issued on June 11, 1999, the outstanding balance of U.S.$570.3 million matured on June 15, 2004. From this amount US $569.8 million were converted into "L" shares at the conversion rate of 33.8110 ADRs per U.S.$1,000 principal amount of debentures (each ADR represents 20 series "L" shares). Upon conversion, TELMEX issued from its treasury 385,285,200 (three hundred eighty five million two hundred eighty five thousand two hundred) series "L" shares.

S 42 RETAINED EARNINGS

At December 31, 2004 and 2003, this item rose to Ps. 85,840,002 and Ps. 83,132,693, respectively and is comprised by the following concepts:

	2004	2003
Legal reserve	Ps. 18,016,857	Ps. 17,493,653
Unappropriated earnings of prior years	67,823,145	65,639,040

On March 1st, 2004, November 30, 2004 and April 29, 2003, the Stockholders Meeting approved an increase of Ps. 12,000,000 (nominal value), Ps. 8,000,000 and Ps. 7,601,474 (nominal value) respectively, in the total authorized nominal amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 12,001,362 (nominal value), Ps. 9,834,119 and Ps 10,000,000 (nominal value), respectively.

From January to December 2004, the Company acquired 707.8 million Series "L" shares for Ps. 13,860,546 (historical cost of Ps. 13,482,173) and 1.7 million Series "A" shares for Ps. 33,036 (historical cost of Ps. 32,134).

From January to December 2003, the Company acquired 668.3 million Series "L" shares for Ps. 12,007,642 (historical cost of Ps. 11,197,226) and 3.9 million Series "A" shares for Ps. 70,723 (historical cost of Ps. 65,805).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At December 31, 2004 and 2003, this item rose to Ps. (66,220,486) and Ps. (64,095,925), respectively and is comprised in the following manner:

	2004	2003
Accumulated monetary position loss	Ps. (13,591,711)	Ps. (13,591,711)
Result from holding non-monetary assets	(52,628,775)	(50,504,214)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

COMPREHENSIVE INCOME

At December 31, 2004 and 2003 this item rose to Ps. 25,710,762 and Ps. 37,677,571, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:

	2004	2003
Net income for the period	Ps. 27,496,601	Ps. 23,614,906
Result from holding non-monetary assets	(2,332,913)	2,641,375
Effect of labor obligations	0	11,421,290
Effect of securities available for sale	(1,104,876)	0
Effect of translation of foreign entities	1,313,225	0
Minority interest	338,725	0

Comprehensive Income	25,710,762	37,677,571

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At December 31, 2004 and 2003, Telmex Group recognized a net income of Ps. (2,714,066) and Ps. 643,248, respectively, for the application of Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the total cost of goods and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the result.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT
					(Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
				%
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	30,957,387
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	7,452,474
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100	702,096	3,263,984
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100	28,636	534,659
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100	49	60
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100	769,645	880,228
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100	137,877	170,830
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100	19,397	120,947
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	70,448
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100	54	1,412
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100	4,602	30,262
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	76,107
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	922,358
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	82,819
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	195,756
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,842
17	Telmex International, Inc.	Holding Company in the U S A.	5	100	220,153	263,946
18	Instituto Tecnológico de Teléfonos de México, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	269,192
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100	360,533	574,327
21	Uninet, S.A. de C.V.	Data transmission services	67,559,613	100	6,755,961	7,457,803
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,477,798,600	100	447,298	705,485
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100	62	72
24	Teninver, S.A. de C.V.	Managment of yellow pages	9,108,921	100	409,687	856,541
25	Latam Telecomunicaciones, L.L.C.	Investments in all types of businesses	100	100	13,149,799	13,496,836
26	Financial Ventures, L.L.C.	Investments in Internet companies	1,000	100	6,719,137	8,086,064
27	Telcoser, S.A. de C.V.	Investments in Internet companies	14,176,389	100	14,176,389	14,480,453
28	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100	998,867	1,253,860
29	Fintel Holdings, L.L.C.	Investments in Internet companies	100	100	99	101
	TOTAL INVESTMENT IN SUBSIDIARIES				62,755,369	92,207,257

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50	974,989	196,963
2	Technology Fund I, LLC	Communication services	500	50	20,898	17,711
3	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45	510,138	385,954
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,418
5	TM & MS, LLC	Internet portal (T1MSN)	1	50	29,621	24,617

	TOTAL INVESTMENT IN ASSOCIATES				1,615,666	732,663
	OTHER PERMANENT INVESTMENTS					60,936
	T O T A L					93,000,856

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT(1)	14/12/2005	3.78	0	0	0	0	0	0	0	0	0	19,324	0	0	0	0
BANAMEX AG. NY (1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	4,050	4,049	0	0	0
BANCA SERFIN AG.NY (1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	2,116	2,117	0	0	0
BBV ARGENTARIA S.A. (1)	22/12/2007	3.53	0	0	0	0	0	0	0	0	0	181,208	181,208	181,207	0	0
BCO INTERNACIONAL, SAG(1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	5,149	5,149	0	0	0
BCO SANTANDER CH NY (1)	22/12/2008	2.98	0	0	0	0	0	0	0	0	0	31,830	31,830	31,830	6,246	3,066
BANK OF AMERICA (1)	14/04/2006	3.03	0	0	0	0	0	0	0	0	0	121,697	20,808	0	0	0
BANK OF AMERICA (1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	25,424	25,425	0	0	0
BARCLAYS BANK BRUSSELS(1)	31/12/2005	3.78	0	0	0	0	0	0	0	0	0	97,569	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	79,941	79,940	0	0	0
CITIBANK, N.A. (1)	15/07/2007	3.23	0	0	0	0	0	0	0	0	0	0	0	17,178,820	0	0
CITIBANK, N.A. (1)	15/07/2009	3.31	0	0	0	0	0	0	0	0	0	0	0	0	5,069,160	5,069,160
DEXIA BANK (1)	31/12/2014	3.78	0	0	0	0	0	0	0	0	0	278,751	278,751	278,751	199,903	453,594
EXPORT DEVELOPMENT C. (1)	22/04/2009	3.33	0	0	0	0	0	0	0	0	0	385,409	306,459	53,122	22,585	5,898
GOLDMAN SACHS INT. (1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	1,081	1,081	0	0	0
JAPAN BANK INT. COOP. (1)	10/10/2011	3.66	0	0	0	0	0	0	0	0	0	965,573	965,574	965,573	965,574	2,896,586
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	0	22,679	22,679	22,679	22,679	217,584
SOCIETE GENERALE PARIS (1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	4,455	4,455	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	3.59	0	0	0	0	0	0	0	0	0	4,738	4,738	0	0	0
SOCIETE GENERALE PARIS (1)	14/05/2007	3.53	0	0	0	0	0	0	0	0	0	21,533	869	15	0	0
BANAMEX, S.A. (1)	27/06/2005	3.78	0	0	0	110,107	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	3.68	0	0	0	127,031	130,864	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	3.78	0	0	0	248,034	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/08/2005	8.95	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/2006	3.59	0	0	0	13,254	13,253	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	9.18	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	3.66	0	0	0	301,854	155,277	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	3.59	0	0	0	25,935	25,936	0	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1) y (7)	30/06/2013	11.31	0	0	0	0	0	0	0	0	0	7,609,782	250,649	238,744	150,441	335,667
VARIAS INSTITUCIONES (2)	05/08/2027	9.16	0	0	0	0	0	0	0	0	0	855,924	509,365	462,940	3,305,368	427,028
TOTAL BANKS			800,000	500,000	0	826,215	325,330	0	0	0	0	10,718,233	2,695,146	19,413,681	9,741,956	9,408,583

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	16,897,200	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	0	0	0	11,264,800	0
CERT. BURSAT TLMX 02-2(5)	10/02/2005	9.81	850,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 02 (6)	09/02/2007	9.46	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(6)	26/10/2007	9.56	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			850,000	6,600,000	0	0	0	0	0	0	0	0	16,897,200	0	11,264,800	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			28,349,323	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			28,349,323	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			29,999,323	7,100,000	0	826,215	325,330	0	0	0	0	10,718,233	19,592,346	19,413,681	21,006,756	9,408,583

 NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 2.7806 at December 31, 2004
  TIIE at 28 days is equivalent to 8.9500 at December 31, 2004
  TIIE at 91 days is equivalent to 9.1100 at December 30, 2004
  CETES at 91 days is equivalent to 8.8100 at December 30, 2004
  CETES at 182 days is equivalent to 8.6600 at December 30, 2004

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31,2004 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	6,721,643	11.2648
EURO	61,100	15.3201
BRAZILIAN REAL	1,023,575	4.2438

E.- There are other liabilities in foreign currency for an equivalent amount of P. 293,284 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND	THOUSAND	THOUSAND	THOUSAND	THOUSAND
	DOLLARS	PESOS	DOLLARS	PESOS	PESOS
TOTAL ASSETS	1,293,881	14,575,316	2,118,956	23,869,620	38,444,936

LIABILITIES	7,291,504	82,137,337	494,743	5,573,180	87,710,517
SHORT-TERM LIABILITIES	1,188,077	13,383,449	404,188	4,553,096	17,936,545
LONG-TERM LIABILITIES	6,103,427	68,753,888	90,555	1,020,084	69,773,972
NET BALANCE	(5,997,623)	(67,562,021)	1,624,213	18,296,440	(49,265,581)

 NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	11.2648
EURO	15.3201
CHILEAN PESO	0.0203
ARGENTINEAN PESO	3.7897
BRAZILIAN REAL	4.2413
PERUVIAN SOL	3.4320
COLOMBIAN PESO	0.0048
JAPANESE YEN	0.1101

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	39,624,973	85,658,395	46,033,422	0.62	285,407
FEBRUARY	39,882,677	83,525,438	43,642,761	0.60	261,857
MARCH	40,488,616	86,043,360	45,554,744	0.34	154,886
APRIL	40,758,086	86,616,943	45,858,857	0.15	68,788
MAY	36,597,526	86,863,622	50,266,096	(0.25)	(125,665)
JUNE	36,821,957	86,283,761	49,461,804	0.16	79,139
JULY	35,424,831	81,927,729	46,502,898	0.26	120,908
AUGUST	44,671,285	94,908,995	50,237,710	0.62	311,474
SEPTEMBER	45,109,555	92,544,768	47,435,213	0.83	393,712
OCTOBER	47,098,008	97,864,636	50,766,628	0.69	350,290
NOVEMBER	53,726,277	102,823,710	49,097,433	0.85	417,328
DECEMBER	54,961,610	102,212,943	47,251,333	0.21	99,228
ACTUALIZATION :	0	0	0	0.00	52,798
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	499,089
OTHER	0	0	0	0.00	(119,669)
TOTAL					2,849,570

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

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FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	CUSTUMERS
LOCAL SERVICE				56,021,047
LONG DISTANCE SERVICE				19,000,777
INTERCONNECTION				18,719,107
CORPORATE NETWORKS				11,279,777
INTERNET				9,821,977
OTHERS				5,670,975
TOTAL				120,513,660

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				2,633,386
LOCAL SERVICE				932,072
LONG DISTANCE SERVICE				13,945,190
INTERCONNECTION				479,920
CORPORATE NETWORKS				0
INTERNET				0
OTHERS				297,729
TOTAL				18,288,297
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

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ITEM	Thousand Mexican Pesos
	4th. Quarter 04 Jul-Sep	% of Advance	Total 2004	Budget 2004	% of Advance

DATA	952,685	30.9	2,821,844	3,082,007	91.6
INTERNAL PLANT	1,241,442	35.4	3,507,638	3,506,865	100.0
OUTSIDE PLANT	1,732,702	35.2	4,749,970	4,925,817	96.4
TRANSMISSION NETWORK	1,773,995	44.6	3,790,983	3,979,679	95.3
SYSTEMS	392,473	62.8	599,456	624,669	96.0
OTHERS	1,020,964	32.4	1,850,591	3,153,882	58.7

TOTAL INVESTMENT TELMEX MEXICO	7,114,261	36.9	17,320,482	19,272,919	89.9

LATINOAMERICA	946,282	33.7	1,565,320	2,806,954	55.8

TOTAL INVESTMENT	8,060,543	36.5	18,885,802	22,079,873	85.5

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries located in the United States of America (U.S.A.) were exchanged into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Exchange of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (IMCP), as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were exchanged at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding of non-monetary assets.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	(Thousand Pesos)
							FIXED	VARIABLE
A	0.02500		252,228,494	0		252,228,494	6,306
AA	0.02500		4,063,417,276	0	4,063,417,276	0	101,585
L	0.02500		7,516,806,385	0		7,516,806,385	187,920
TOTAL	0.02500		11,832,452,155	0	4,063,417,276	7,769,034,879	295,811	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	11,832,452,155
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	709,542,600	19.6422		19.7588

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU

BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	JAMES	W.	CALLAWAY

BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	C.P.	HUMBERTO	GUTIERREZ	OLVERA Z.
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA

STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

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DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, February 3, 2005.

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